1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001
Sean Graber
Associate
215.963.5598
July 28, 2008
FILED AS EDGAR CORRESPONDENCE
Sheila Stout
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dear Ms. Stout:
Set forth below are your comments, which you provided by telephone, and our responses to those comments, on (a) the SEI Opportunity Fund, L.P.’s (the “Fund”) Post-Effective Amendment Nos. 5 and 7 filed with the Securities and Exchange Commission (“SEC”) on June 16, 2008 under the Securities Act of 1933 and the Investment Company Act of 1940, as amended, respectively, for the purposes of updating the Fund’s financial statements and making other changes, (b) the Fund’s Form N-CSR for the period ending March 31, 2008, and (c) the Fund’s Form N-SAR for the period ending March 31, 2008.
Registration Statement Comments
1.	Comment: Under the heading “The Fund” in the “Summary of Terms” section of the Prospectus, please include the organizational date of the Fund.

Response: We have made the requested change.

2.	Comment: Under the heading “Fund Expenses” in the “Summary of Terms” section of the Prospectus, please include disclosure that the Fund will indirectly pay a portion of the fees and expenses charged at the underlying fund level.

Response: We have made the requested change.

3.	Comment: Please revise the disclosure above the fee table in the Prospectus to make clear whether the numbers in the fee table are based on the Fund’s audited financial statements as of March 31, 2008 or whether the numbers are being restated to reflect the fees and expenses of the Fund’s current investment strategy.

Sheila Stout
July 28, 2008

Response: We have revised the disclosure to more clearly explain that the information in the Fund’s fee table has been restated to reflect the fees and expenses of the Fund’s current investment strategy.

4.	Comment: Please review the amount included in the fee table under the heading “Acquired Fund Fees and Expenses.” The amount of the Fund’s Acquired Fund Fees and Expenses seems low compared to other fund of hedge funds.

Response: Based on your comment, we have reviewed the calculation of the Fund’s Acquired Fund Fees and Expenses and determined the number in the Fund’s fee table is incorrect. The revised number is 6.14%, and it will be included in the Fund’s Rule 497(c) filing.

5.	Comment: With regard to the investment adviser’s voluntary agreement to waive certain Fund fees and expenses, please confirm supplementally that there are no reimbursement or recapture arrangements regarding such waived fees.

Response: There are currently no such arrangements in place.

6.	Comment: The Fund’s Statement of Operations indicates that the Fund incurred $21,893 of interest expense during the last fiscal year. Please confirm this amount is included in the Fund’s fee table.

Response: The amount of the Fund’s interest expense was included in the “Other Expense” line of the Fund’s fee table in the Prospectus. In the Fund’s Rule 497(c) filing, the Fund will break out the interest expense from the “Other Expense” line and include the interest expense in a new line to the fee table entitled “Interest Payments on Borrowed Funds.”

7.	Comment: In light of the fact that the investment adviser has voluntarily agreed to waive certain expenses of the Fund to prevent the Fund’s expenses from exceeding 2.00%, please explain where the extra .05% comes from in the “Operating expenses, net of waivers,” line of the Fund’s Financial Highlights. If the .05% is from taxes, please provide the types of taxes that are included in this figure.

Response: The .05% is the result of the application of different calculation methodologies used when determining the Fund’s monthly expense limitation for monthly net asset value purposes and for the Fund’s financial highlights table. When determining the Fund’s monthly expense limitation, the Fund determines the amount of the Fund’s operating expenses based on the value of the Fund’s net assets at the end of each month. In contrast, when determining the amount of the Fund’s operating expenses for purposes of the Fund’s financial highlights table, the Fund’s operating expenses are calculated based on a 13 month average of the Fund’s net assets (i.e., using month-end net asset values from March 31 through March 31 each fiscal year).

On March 31, 2007, the Fund’s assets were approximately $33.4 million. The Fund’s assets grew to approximately $41.5 million on April 30, 2007, roughly a 24% increase. Because the relatively low asset level of March 31, 2007 is included in the 13 month average of the Fund’s net assets ($49.08 million) and not in the 12 month average of the Fund’s net assets ($50.38 million), the 13 month average of the Fund’s net assets is lower. The application of this lower average of the Fund’s net assets to the Fund’s total expenses, which is a fixed amount, results in the .05% differential.

Going forward, SEI will seek to monitor significant asset increases or decreases in the Fund’s net assets that occur in the first or last month of the 13 month range in order to determine whether the net assets amount from that month should be discounted when calculating the Fund’s average net assets in order to provide shareholders with the most accurate reflection of the Fund’s expenses for the past fiscal year.

8.	Comment: In the “Management” section of the Statement of Additional Information, please provide the term of office for the Directors and officers of the Fund.

Response: We have added the following information to the Management section of the Statement of Additional Information:
Each Director serves until the next meeting of Investors called for the purpose of electing Directors and until the election and qualification of his or her successor or until he or she sooner dies, resigns or is removed. The Chairman of the Board, the President, the Treasurer and the Secretary holds office until their respective successors are chosen and qualified, or in each case until he or she sooner dies, resigns, is removed or becomes disqualified. Each other officer holds office at the pleasure of the Board.
Form N-SAR Comments
1.	Comment: The Report of Independent Registered Public Accounting Firm filed with the Form N-SAR does not include a conformed signature nor does it indicate the city and State in which the Report was executed.

Sheila Stout
July 28, 2008

Response: The Fund will file an amended Form N-SAR for the period ending March 31, 2008 for the purpose of including the conformed signature on the Report and indicating the city and state in which it was executed.
Form N-CSR Comments
1.	Comment: The Report of Independent Registered Public Accounting Firm filed with the Form N-CSR does not include a conformed signature. The Report also does not reference the Fund’s financial highlights.

Response: The Fund will file an amended Form N-CSR for the period ending March 31, 2008 for the purpose of including the conformed signature on the Report. Further, the Report included with the Fund’s amended Form N-CSR filing (and Form N-SAR filing referred to above) will reference the Fund’s financial highlights.

2.	Comment: In Note 1 of the Financial Statements, please explain in more detail the process by which the Fund received its redemption proceeds from the SEI Opportunity Master Fund, L.P.

Response: We have revised Note 1 of the Financial Statements as set forth below. These changes will be reflected in the Fund’s amended Form N-CSR.
SEI Opportunity Fund, L.P. (the “Fund”), is a Delaware limited partnership registered under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. Prior to December 31, 2007, the Fund was a feeder fund in a master/feeder structure, and had invested substantially all of its assets in SEI Opportunity Master Fund, L.P. (the “Master Fund”), a Delaware limited partnership registered under the 1940 Act as a closed-end management investment company. The master/feeder structure was designed to permit the pooling of the Fund’s assets with other investors with similar investment objectives in an effort to achieve economies of scale and efficiencies in portfolio management, while preserving the Fund’s separate identity. Effective December 31, 2007, the Fund was removed from the master/feeder structure. The Fund’s investment in the Master Fund was generally converted into cash and investments directly in private investment funds (“Investment Funds”). On December 31, 2007, the Fund received from the Master Fund $53,742,688 consisting of $45,417,287 in Investment Funds (with an unrealized gain of $4,725,663), other assets of $8,382,386 and other liabilities of $56,985. With respect to the Fund’s receipt of an Investment Fund from the Master Fund, such transfer was accomplished by having the Master Fund assign to the Fund, with the consent of the Investment Fund, a pro-rata portion of its interest in the Investment Fund to the Fund on the books of the Investment Fund. With respect to an Investment Fund that did not permit the Master Fund to assign a pro-rata portion of its interest in the Investment Fund to the Fund, the pro-rata portion of the Master Fund’s interest in such Investment Fund was redeemed and distributed to the Fund in cash. The Fund continues to own a 4.00% interest in the Master Fund whose net assets primarily consist of one investment in a private investment fund, which is in the process of liquidating. The Fund shall have perpetual existence under the terms of the Limited

Sheila Stout
July 28, 2008

Partnership Agreement dated June 30, 2003. The Partnership commenced operations on November 21, 2003. All references herein to the master/feeder structure relationship shall be applicable through December 31, 2007.
3.	Comment: In Note 3 of the Financial Statements, please insert “of 1.00%” after the words “Advisory Fee” in the second to last sentence of the second paragraph.

Response: This change will be reflected in the Fund’s amended Form N-CSR.

4.	Comment: Please revise the last paragraph of Note 3 of the Financial Statements in order to more clearly explain the investment adviser’s voluntary agreement to waive Fund expenses. If applicable, please state in the Note that the fee waiver does not include the fees and expenses incurred indirectly by the Fund through its investments in the underlying funds.

Response: We have revised the last paragraph of Note 3 of the Financial Statements as set forth below. These changes will be reflected in the Fund’s amended Form N-CSR.
For the period August 1, 2007 to August 1, 2008, the Adviser has voluntarily agreed that certain expenses of the Fund, including investor servicing fees, custody fees and administrative fees, together with expenses of the Master Fund that are borne by the Fund as a result of the Fund’s investment in the Master Fund through December 31, 2007, including the Master Fund’s advisory fee, custody fees, and administrative fees, shall not in aggregate exceed 2.00% per annum of the Fund’s net asset value, and the Adviser will waive fees to the extent necessary so that such 2.00% limit is not exceeded. The following expenses of the Fund are specifically excluded from the expense limit: extraordinary, non-recurring and certain other unusual expenses, taxes and fees and expenses incurred indirectly by the Fund as a result of its investments in the Investment Funds. During the year ended March 31, 2008, the Adviser waived fees of $154,032, of which $61,962 is due from the Adviser at March 31, 2008.

5.	Comment: In the “Directors and Officers of the Fund” section of the Form N-CSR, please provide the term of office for the Directors and officers of the Fund.

Response: These changes will be reflected in the Fund’s amended Form N-CSR.
I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sheila Stout
July 28, 2008

Please do not hesitate to call the undersigned with any questions or comments.
Very truly yours,
/s/ Sean Graber
Sean Graber